Exhibit 8.1

List of Subsidiaries as of December 31, 2024

All subsidiaries listed below are incorporated in Chile.

	Ownership Share
Subsidiary	Direct	Indirect	Total
	(in %)
Empresa Eléctrica Pehuenche S.A.	-	92.65%	92.65%
Enel Colina S.A.	-	100.00%	100.00%
Enel Distribución Chile S.A.	99.09%	-	99.09%
Enel Generación Chile S.A.	93.55%	-	93.55%
Enel Green Power Chile S.A.	99.99%	-	99.99%
Enel Mobility Chile S.p.A.	100.00%	-	100.00%
Enel X Chile S.p.A.	100.00%	-	100.00%
Enel X Way Chile S.p.A.	62.46%	-	62.46%
Geotérmica del Norte S.A.	-	84.59%	84.59%
Parque Talinay Oriente S.A.	-	60.91%	60.91%
Sociedad Agrícola de Cameros Ltda.	57.50%	-	57.50%